SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: March 15, 2004

FOR IMMEDIATE RELEASE


      EZchip Introduces First Members of Its NP-2 Network Processor Family

           INTEGRATING ALL MAJOR LINE-CARD FUNCTIONS ON A SINGLE CHIP


SAN JOSE, CALIF. - MARCH 15, 2004 - EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, is disclosing details of its NP-2 family of network processors. The first two models of the NP-2 family consist of NP-2s, a 10-Gigabit Ethernet/SONET/SDH device and NP-2e, a 10-Gigabit Ethernet-only device. Both NP-2 devices integrate a 10-Gigabit duplex NPU (network processor), classification engines, two traffic managers, ten 1-Gigabit MACs and one 10-Gigabit MAC in a single chip. The NP-2s also features two SPI4.2 interfaces with up to 192 channels. Both devices provide the lowest system cost and power for high-density Metro Ethernet and Ethernet over SONET/SDH applications. Sampling for both NP-2 devices is slated for the fourth quarter of 2004, using TSMC 0.13 micron process. The NP-2s is priced at $795 and the NP-2e at $595 in quantities. NP-2 is based on the proven architecture of the now in production NP-1c, uses the same simple programming model and is software compatible to the NP-1c. A previously announced model of the NP-2, integrating TCP offload and Security engines to address the services market, is expected to sample next year. Additional NP-2 models targeting both lower and higher speeds than 10-Gigabit as well as other market segments will be announced separately.

"The NP-2 builds on the success of the NP-1c while reducing system chip count, cost, and power," noted Linley Gwennap, principal analyst of The Linley Group. "The NP-2 is the first announced chip to combine a network processor and traffic manager for full-duplex 10Gbps applications. It enables a lower system cost and far lower system power than any 10Gbps NPU available today."

"EZchip continues its thrust forward to lead the network processors market," said Eli Fruchter, President and CEO of EZchip. "NP-2 solidifies our 10-Gigabit NPU leadership established with the NP-1c by furthering the integration and reducing the system chip count, power and cost. The NP-2s and NP-2e are first in a family of highly integrated network processors that will address more market segments and more speeds. By integrating all of the key line card components into a single chip, the NP-2 addresses a wide range of networking applications in the Wide Area Network (WAN), Metro Area Network (MAN) and data center. Specifically in the cost-sensitive Metro segment, the NP-2 can win over other network processors with its unmatched integration and over non-programmable network ASICs with the unlimited flexibility it provides."

The integrated functions of NP-2, its flexible interface options and target applications are demonstrated in a new multimedia presentation at http://www.ezchip.com


The NP-2 is a highly integrated network processor family featuring 10-Gigabit full-duplex processing in a single-chip. The NP-2 integrates several functions that would normally be found in separate chips: 7-Layer 10-Gigabit duplex processing, classification search engines, two traffic managers for ingress and egress traffic management, ten 1-Gigabit and one 10-Gigabit Ethernet MACs and two duplex SPI4.2 interfaces. The NP-2 uses commodity DRAM for all its lookup tables, frame memory and traffic management control to minimize system cost and power dissipation. For maximum flexibility a choice of DRAM technologies are supported: SDRAM DDR-II, FCRAM-II and RLDRAM-II.

Integrated classification search engines eliminate the need for expensive and power-hungry CAMs or even SRAMs. All types of look-up and classification tables are stored in low-cost low-power DRAM and provide large headroom for application scaling. Two traffic managers provide advanced Quality of Service by supporting DiffServ and IntServ services and a wide variety of mechanisms including: per-flow metering, policing and shaping, WRED congestion avoidance, as well as priority or WFQ hierarchical scheduling. For accurate bandwidth control, a separate traffic manager is provided for both the ingress and egress traffic flows enabling traffic shaping and scheduling after processing has been completed, and prior to transmission to the network ports or switch fabric. Each of the traffic managers with its associated memory chips can be bypassed in applications that use external traffic managers.

The on-chip MACs provide direct connection to ten Gigabit and one 10-Gigabit Ethernet ports eliminating the need for external MACs. The two SPI4.2 interfaces can bypass the integrated MACs and provide flexibility to connect to switch fabrics and Ethernet or SONET/SDH framers. Up to 192 channels are available supporting virtual concatenation and hitless bandwidth allocation through the Link Capacity Adjustment Scheme (LCAS).

AVAILABILITY AND PRICING
The NP-2s with Ethernet and SPI4.2 interfaces and NP-2e with Ethernet-only interfaces will sample in the fourth quarter of 2004. The NP-2s is priced at $795 and NP-2e at $595 in quantities. Other NP-2 models targeting lower and higher speeds than 10-Gigabit as well as other market segments will be announced separately.

ABOUT EZCHIP TECHNOLOGIES
EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at HTTP://WWW.EZCHIP.COM.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY OR ON BEHALF OF LNOP.

EZchip Contact:
Daureen Green
EZCHIP TECHNOLOGIES
++972-4-959-6677
dgreen@ezchip.com
                                       ###